July 10, 2006	David C. Wang (503) 517-2914 david.wang@hklaw.com

VIA OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Patrick Gilmore

  Re:
  Ascent Solar Technologies, Inc.
  Registration Statement on Form SB-2/A
  SEC File No. 333-131216

Dear Mr. Gilmore:

        On behalf of Ascent Solar Technologies, Inc., a Delaware corporation ("Ascent" or the "Company"), we submit the following response to the Division's letter dated Friday, July 7, 2006 regarding Amendment No. 5 to the Registration Statement on Form SB-2 filed on July 3, 2006.

        The concerns raised in the July 7 comment letter regarding settlement of the representative's purchase warrant (the "Purchase Warrant") are identical to those first raised in the Division's letter dated April 13, 2006 regarding settlement of the public warrants and address whether the derivative security should be classified as a liability or as equity. In a written response dated April 20, 2006, the Company observed that the language in the Warrant Agreement governing the public warrants ensures that the Company retains control over settlement of the warrants under any and all circumstances, and that EITF 00-19 therefore instructs that the public warrants should be classified as equity. Friday's comment from the Division notes that similar language does not currently appear in the Purchase Warrant. In order to address the Division's concern about EITF 00-19 classification of the Purchase Warrant, the Company has reproduced, with very minor changes, the pertinent language from section 9 of the Warrant Agreement (Exhibit 4.5 of the Registration Statement) in section 2 of the Purchase Warrant (Exhibit 4.6 of the Registration Statement), so that it now is clear that settlement of the Purchase Warrant (including the option of not settling at all), too, is completely within the Company's discretion and control. The Company also has added disclosure, similar to disclosure elsewhere relating to the public warrants, on pages 55 and 57 of the Registration Statement to address this topic.

        The Division's comment instructs the Company to explain how this revised language complies with EITF 00-19. Because the language added to the Purchase Warrant is virtually identical to that in the Warrant Agreement, we offer the same legal and accounting arguments as were presented in our response dated April 20, 2006.

        Paragraph 18 is to be read in conjunction with paragraph 14, which states: "[E]xcept under the circumstances described in paragraph 18, below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability." Paragraph 18 then provides that "if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding...paragraph 14, above."

        Under paragraph 14, if the Purchase Warrant permits the issuer to settle only in registered shares, then the contract (i.e., the Purchase Warrant) should be classified as an asset or a liability. Under paragraph 18, the issuer will be deemed to be in "control" if there are no further timely filing or registration requirements. The two paragraphs do not, however, explicitly address the scenario presented by Ascent, where the Company: (1) is not obligated to settle only in registered shares;

(2) has the option in its discretion (and not that of the counterparty) of settling in cash if it is unable to fulfill its timely filing obligations; and (3) in any event, is not contractually obligated to settle in shares, cash or at all if it is unable to fulfill its timely filing obligations.

        Evaluation of the scenario presented by Ascent requires consideration of EITF 00-19 in its entirety. The general thrust of EITF 00-19 focuses on "control"—that is, the degree of control the Company retains over its ability to settle the derivative instrument in shares. As noted in paragraph 7, "initial balance sheet classification... is based on the concept that contracts that require net-cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments.... If the contract provides the company with a choice of net-cash settlement or settlement in shares, the Model assumes settlement in shares." (emphasis added) If the issuer relinquishes control over its ability to share or net-cash settle, then the contract should be classified as an asset or a liability. So, for example, paragraph 25 provides that "if a contract permits share settlement but requires net-cash settlement in the event the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability." (emphasis added) Similarly, if the contract gives the counterparty a choice of share or net-cash settlement, that contract must be classified as an asset or a liability (paragraph 8).

        The Purchase Warrant, as amended, now provides that Ascent "is authorized to refuse to honor the exercise of [the Purchase Warrant], if such exercise would result.... in the violation of any law." Id. For example, the Company may refuse to issue registered shares if an exercise notice is received when the Company is not current in its periodic filings. While the Purchase Warrant permits the Company to instead settle the warrant in cash, it does not require it. Id. In fact, the Purchase Warrant makes clear that the Company retains complete control over settlement of the warrants, and also contemplates that there may be circumstances in which the Company will opt never to settle the warrants, whether in shares or payment of cash. Id.

        In sum, because the Purchase Warrant ensures that Ascent retains control over settlement of the Purchase Warrant under any and all circumstances, EITF 00-19 instructs that the warrant should be classified as equity.

Very truly yours,
HOLLAND & KNIGHT LLP
David C. Wang
cc:
Matthew Foster, Ascent Solar Technologies, Inc.
John J. Halle, Stoel Rives LLP
James N. Brendel, Hein & Associates LLP
Lorraine Maxfield, Paulson Investment Company, Inc.